Mail Stop 4561

June 4, 2009

Ratree Yabamrung, President
SOEFL Inc.
112 North Curry Street
Carson City, NV 89703

>   **Re: SOEFL Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed May 14, 2009**
>   **File No. 333-158153**

Dear Ms. Yabamrung:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 16, 2009.

General

1.   We note receipt of your fax on May 14, 2009 which included your response to our prior comment letter. In addition to all filings and amendments thereof, please file any related correspondence in electronic format. See Rule 101(a) of Regulation S-T.

Risk Factors, page 5

2.   You indicated in response to prior comment 2 that you have provided a risk factor that alerts potential investors that the company will not be a fully reporting company and that provides a concise overview of how the scope of the regulations applicable to SOEFL is more limited than that which applies to fully reporting companies. However, your risk factors do not appear to reflect this disclosure. Please advise; or revise.

Financial Statements, page 27

3.   Please include updated financial statements in the amendment pursuant to Rule 8-08 of Regulation S-X. Please also update the disclosure as appropriate throughout the filing, such as in management's discussion and analysis of financial condition and results of operations. See Item 303(b)(1) and (b)(2) of Regulation S-K.

Report to Stockholders, page 41

4.   You fail to indicate that you are required to file current reports on Form 8-K. Also, you indicate that you will only be required to file the periodic reports for one year; however, your reporting obligations will continue unless terminated because the number of record holders is less than 300. Satisfaction of this condition is uncertain at this time, especially as you are seeking inclusion of the shares in the OTCBB and hoping for development of a market. Additionally, your discussion of the information that will not be available is incomplete. For instance, you do not reference the beneficial ownership reports under Regulation 13D-G that are applicable to more than five percent beneficial owners of issuers of classes of registered securities, but not to holders of shares of a Section 15(d) filer. Nor do you mention that the short swing reporting and profit recovery provisions of Section 16(a) and 16(b) are not applicable to your officers, directors and more than ten percent beneficial holders. Please revise.

                                                          ***

        Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 511-3462. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

                                                  Sincerely,

                                                  Mark P. Shuman
                                                  Branch Chief-Legal

cc: Via Facsimile (702) 221-1926
        Thomas C. Cook, Esq.

        Via Facsimile (866) 334-2567
        Ratree Yabamrung, CEO